Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Sonic Corp. Savings and Profit Sharing Plan Administrative Committee
Sonic Corp. Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333-26359) on Form S-8 of Sonic Corp. of our report dated June 23, 2017, with respect to the statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental schedules of schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2016 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Sonic Corp. Savings and Profit Sharing Plan.

/s/ KPMG LLP
Oklahoma City, Oklahoma
June 23, 2017